

03026632

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS


RECEIVED
JUL - 9 2003
188
SECTION

ACE Securities Corp.
Exact Name of Registrant as Specified in Charter

0001063292
Registrant CIK Number

Form 8-K, July 8, 2003, Series 2003-TC1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-81236
SEC File Number, if available

____
Name of Person Filing the Document
(If Other than the Registrant)

CRGH

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: July 8, 2003

ACE SECURITIES CORP.



By: ____________________
Name: Douglas K. Johnson
Title: President



By: ____________________
Name: Evelyn Echevarria
Title: Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Preliminary Collateral Term Sheet	P*

---

* The Preliminary Structural and Collateral Term Sheet has been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Town & Country
Preliminary Collateral Analysis
Loans without MI
409 records
Balance: 69,335,148

Deutsche Bank

Orig Loan-to-Value Ratio (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Weighted Average Coupon	Weighted Average Original LTV	FICO Score
20.01 - 25.00	2	259,311.27	0.37	7.193	21.74	661.1
25.01 - 30.00	2	158,634.49	0.23	8.358	27.30	627.8
30.01 - 35.00	11	1,132,385.77	1.63	7.746	33.34	659.2
35.01 - 40.00	5	439,529.07	0.63	7.959	38.67	635.7
40.01 - 45.00	17	1,703,545.60	2.46	8.471	42.60	605.6
45.01 - 50.00	22	2,814,004.42	4.06	8.293	47.60	617.2
50.01 - 55.00	17	2,236,012.83	3.22	9.632	53.27	532.1
55.01 - 60.00	26	3,644,485.09	5.26	9.420	58.24	543.7
60.01 - 65.00	23	3,063,710.53	4.42	9.443	62.92	548.8
65.01 - 70.00	31	3,934,676.11	5.67	9.606	68.99	542.2
70.01 - 75.00	82	12,396,196.89	17.88	9.432	74.17	549.1
75.01 - 80.00	41	7,300,155.05	10.53	8.900	79.38	567.4
80.01 - 85.00	60	10,849,020.53	15.65	8.851	84.15	560.1
85.01 - 90.00	55	13,803,623.68	19.91	8.026	89.11	607.3
90.01 - 95.00	15	5,599,856.85	8.08	6.791	93.38	675.4
Total:	409	69,335,148.18	100.00	8.690	75.45	580.4

FICO Score	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Weighted Average Coupon	Weighted Average Original LTV	FICO Score
500 - 509	29	3,727,346.94	5.38	9.722	66.75	504.1
510 - 519	14	1,526,995.80	2.20	10.187	67.26	512.8
520 - 529	64	9,835,957.07	14.19	9.430	74.29	523.9
530 - 539	38	5,710,860.78	8.24	9.302	72.65	534.4
540 - 549	32	4,612,401.39	6.65	9.552	70.84	542.8
550 - 559	58	8,888,570.54	12.82	9.006	78.14	554.0
560 - 569	42	7,229,362.62	10.43	8.835	74.31	563.1
570 - 579	20	3,644,495.69	5.26	9.039	80.51	573.0
580 - 589	14	1,911,403.44	2.76	9.469	71.82	584.8
590 - 599	15	2,397,038.78	3.46	9.036	67.61	594.4
600 - 609	5	570,069.76	0.82	7.914	60.88	605.7
610 - 619	10	2,003,486.86	2.89	8.799	82.46	615.0
620 - 629	5	1,032,758.49	1.49	8.241	77.66	622.9
630 - 639	6	1,925,669.26	2.78	7.972	81.85	636.4
640 - 649	4	758,223.85	1.09	7.276	78.33	645.6
650 - 659	12	3,013,103.20	4.35	7.494	84.97	652.2
660 - 669	8	1,225,548.95	1.77	7.697	77.19	664.1
670 - 679	2	948,270.99	1.37	6.732	92.10	671.5
680 - 689	10	3,321,409.41	4.79	6.558	85.06	684.7
690 - 699	4	1,470,451.94	2.12	6.473	81.51	694.5
700 - 709	2	655,482.82	0.95	7.379	87.92	702.8
710 - 719	6	1,440,660.82	2.08	6.267	74.06	713.7
720 - 729	1	163,483.85	0.24	5.750	40.29	720.0
730 - 739	3	619,919.55	0.89	5.963	77.20	736.6
740 - 749	2	132,072.61	0.19	6.990	33.30	744.0
750 - 759	1	165,475.97	0.24	6.500	34.33	758.0
760 - 769	1	199,306.35	0.29	6.750	48.78	760.0
780 - 789	1	205,320.45	0.30	5.500	34.62	782.0
Total:	409	69,335,148.18	100.00	8.690	75.45	580.4